Giga-tronics Incorporated

4650 Norris Canyon Road

San Ramon, CA 94583

September 3, 2015

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Heather Percival

Re:	Giga-tronics Incorporated

Registration Statement on Form S-3

Filed June 18, 2015

File No. 333-205051

Dear Ms. Percival:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Giga-tronics Incorporated (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement may become effective September 4, 2015 at 9:00 a.m., Eastern Standard Time, or as soon thereafter as may be practicable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

Sincerely,

/s/ Steven D. Lance

Steven D. Lance,
Chief Financial Officer

cc:	Thomas G. Reddy, Shepard Mullin Richter & Hampton, LLP